# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Edible Garden AG Incorporated, CIK 0001809750
CUSIP: 28059P303
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 283 County Road 519, Belvidere, New Jersey (NJ), 07823
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001753926-24-001645
Filed by CIK 0001532798

## Reporting persons
- Dominion Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 2,408,105; sole dispositive power 0; shared dispositive power 2,408,105; aggregate amount beneficially owned 2,408,105 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1 to Statement on Schedule 13G (this ''Amendment No. 1''), such shares and percentage (i) assume 21,697,058 outstanding shares of common stock, par value $0.0001 per share, of the issuer (the ''Common Stock'') based on the number of outstanding shares of Common Stock disclosed in the issuer's Proxy Statement on Schedule 14A, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on December 23, 2024 (the ''Proxy Statement''), as updated by certain disclosure in subsequent filings made by the issuer with the SEC on December 26, 2024 and on January 31, 2025, (collectively with the Proxy Statement, the ''SEC Filings'') and (ii) are based on (a) Series A common stock purchase warrants of the issuer (the ''Series A Warrants''), (b) Series B common Stock purchase warrants of the issuer (the ''Series B Warrants''), and (c) common stock purchase warrants of the issuer (the ''Common Warrants'' and, collectively with the Series A Warrants and the Series B Warrants, the ''Warrants'') directly owned by the reporting person, each of which contain a 9.99% beneficial ownership limitation provision (a ''Blocker'').
- Dominion Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,408,105; sole dispositive power 0; shared dispositive power 2,408,105; aggregate amount beneficially owned 2,408,105 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, such shares and percentage (i) assume 21,697,058 shares of Common Stock outstanding, based on the number of outstanding shares of Common Stock disclosed in the SEC Filings and (ii) are based on the Warrants indirectly owned by the reporting person, each of which contains a 9.99% Blocker.
- Dominion Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,408,105; sole dispositive power 0; shared dispositive power 2,408,105; aggregate amount beneficially owned 2,408,105 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, such shares and percentage (i) assume 21,697,058 shares of Common Stock outstanding, based on the number of outstanding shares of Common Stock disclosed in the SEC Filings and (ii) are based on the Warrants indirectly owned by the reporting person, each of which contains a 9.99% Blocker.
- Mikhail Gurevich: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,408,105; sole dispositive power 0; shared dispositive power 2,408,105; aggregate amount beneficially owned 2,408,105 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, such shares and percentage (i) assume 21,697,058 shares of Common Stock outstanding, based on the number of outstanding shares of Common Stock disclosed in the SEC Filings and (ii) are based on the Warrants indirectly owned by the reporting person, each of which contains a 9.99% Blocker.
- Gennadiy Gurevich: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,408,105; sole dispositive power 0; shared dispositive power 2,408,105; aggregate amount beneficially owned 2,408,105 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, such shares and percentage (i) assume 21,697,058 shares of Common Stock outstanding, based on the number of outstanding shares of Common Stock disclosed in the SEC Filings and (ii) are based on the Warrants indirectly owned by the reporting person, each of which contains a 9.99% Blocker.

## Item 1. Issuer
Name of issuer: Edible Garden AG Incorporated
Address of issuer's principal executive offices: 283 County Road 519, Belvidere, NJ, 07823

## Item 2. Person Filing
Name of person filing:
(i) Dominion Capital LLC, a Connecticut limited liability company ("Dominion");
(ii) Dominion Capital GP LLC, a Delaware limited liability company ("Dominion GP");
(iii) Dominion Capital Holdings LLC, a Delaware limited liability company ("Dominion Holdings");
(iv) Mikhail Gurevich; and
(v) Gennadiy Gurevich.

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G, filed with the SEC on October 4, 2024 (the "Schedule 13G"), pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 and all subsequent amendments to the Schedule 13G and Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 256 West 38th Street, 15th Floor, New York, NY 10018.
Citizenship: Dominion is a Connecticut limited liability company. Each of Dominion GP and Dominion Holdings is a Delaware limited liability company. Each of Mikhail Gurevich and Gennadiy Gurevich is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 1 is to amend and supplement the Schedule 13G in order to update the beneficial ownership information on the cover pages and in Item 4 of the Schedule 13G.

The information required by this item with respect to each Reporting Person is set forth on rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported assume 21,697,058 shares of outstanding Common Stock, based on the number of outstanding shares of Common Stock disclosed in the SEC Filings.

Dominion directly holds (i) Series A Warrants exercisable for up to 1,940,000 shares of Common Stock; (ii) Series B Warrants exercisable for up to 495,000 shares of Common Stock, and (iii) Common Warrants exercisable for up to 1,000 shares of Common Stock, of which an aggregate of 2,408,105 shares of Common Stock issuable upon exercise of the Warrants in any combination may be deemed beneficially owned by Dominion as a result of the triggering of the 9.99% Blockers in each of the Warrants, which prohibit Dominion from exercising the Warrants for shares of Common Stock if, as a result of such exercise, Dominion, together with its affiliates and any persons acting as a group together with Dominion or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise.

Consequently, Dominion is the beneficial owner of 2,408,105 shares of Common Stock (the "Shares"). Dominion has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its manager, Dominion GP. Dominion Holdings is the manager of Dominion GP. Each of the managers of Dominion Holdings, Mikhail Gurevich and Gennadiy Gurevich, has shared power to vote and/or dispose of the Shares beneficially owned by Dominion, Dominion GP and Dominion Holdings. Neither Mikhail Gurevich nor Gennadiy Gurevich directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mikhail Gurevich and Gennadiy Gurevich may be deemed to beneficially own the Shares which are beneficially owned by each of Dominion, Dominion GP and Dominion Holdings, Dominion Holdings may be deemed to beneficially own the Shares which are beneficially owned by each of Dominion and Dominion GP, and Dominion GP may be deemed to beneficially own the Shares which are beneficially owned by Dominion.
Percent of class: 9.9%
Sole power to vote or to direct the vote:
(A) Dominion: 0.00

(B) Dominion GP: 0.00

(C) Dominion Holdings: 0.00

(D) Mikhail Gurevich: 0.00

(E) Gennadiy Gurevich: 0.00
Shared power to vote or to direct the vote:
(A) Dominion: 2,408,105.00

(B) Dominion GP: 2,408,105.00

(C) Dominion Holdings: 2,408,105.00

(D) Mikhail Gurevich: 2,408,105.00

(E) Gennadiy Gurevich: 2,408,105.00
Sole power to dispose or to direct the disposition:
(A) Dominion: 0.00

(B) Dominion GP: 0.00

(C) Dominion Holdings: 0.00

(D) Mikhail Gurevich: 0.00

(E) Gennadiy Gurevich: 0.00
Shared power to dispose or to direct the disposition:
(A) Dominion: 2,408,105.00

(B) Dominion GP: 2,408,105.00

(C) Dominion Holdings: 2,408,105.00

(D) Mikhail Gurevich: 2,408,105.00

(E) Gennadiy Gurevich: 2,408,105.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dominion Capital LLC: /s/ Mikhail Gurevich, Mikhail Gurevich, Manager of Dominion Capital Holdings LLC, Manager of Dominion Capital GP LLC, Manager of Dominion Capital LLC (02/07/2025)
- Dominion Capital GP LLC: /s/ Mikhail Gurevich, Mikhail Gurevich, Manager of Dominion Capital Holdings LLC, Manager of Dominion Capital GP LLC (02/07/2025)
- Dominion Capital Holdings LLC: /s/ Mikhail Gurevich, Mikhail Gurevich, Manager (02/07/2025)
- Mikhail Gurevich: /s/ Mikhail Gurevich, Mikhail Gurevich (02/07/2025)
- Gennadiy Gurevich: /s/ Gennadiy Gurevich, Gennadiy Gurevich (02/07/2025)